SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              CERIDIAN CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    156779100
                                 (CUSIP Number)

                               December 11, 2006**
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





                           (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). ** The Reporting Persons have elected to file this Schedule 13G in advance of the required filing date.

CUSIP No. 156779100                 13G                    Page 2 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Pershing Square Capital Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 15,724,334
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 15,724,334
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 15,724,334
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                11.3%

-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------

CUSIP No. 156779100                 13G                    Page 3 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   PS Management GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 15,724,334
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 15,724,334
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 15,724,334

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                11.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------

CUSIP No. 156779100                 13G                    Page 4 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                             Pershing Square GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 7,128,122
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 7,128,122
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 7,128,122
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------

CUSIP No. 156779100                  13G                   Page 5 of 12 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                William A. Ackman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 15,724,334
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 15,724,334
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 15,724,334
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                11.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------

CUSIP No. 156779100                 13G                    Page 6 of 12 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Ceridian Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), which serves as investment advisor to Pershing Square, L.P. ("Pershing Square"), a Delaware limited partnership, Pershing Square II, L.P. ("Pershing Square II"), a Delaware limited partnership, and Pershing Square International, Ltd. ("Pershing Square International"), a Cayman Islands exempted company, with respect to the shares of Common Stock (as defined in Item 2(d) below), held for the account of Pershing Square (6,981,363 shares), Pershing Square II (146,759 shares), and Pershing Square International (8,596,212 shares), respectively;

          (ii) PS Management GP, LLC, a Delaware limited liability company ("PS Management"), which serves as the general partner of the Investment Manager;

         (iii) Pershing Square GP, LLC (the "General Partner"), a Delaware limited liability company, which serves as the general partner of each of Pershing Square and Pershing Square II; and

         (iv) William A. Ackman, an individual ("Mr. Ackman"), who serves as the managing member of each of PS Management and the General Partner.


                  The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Each of Pershing Square, Pershing Square II, and Pershing Square International disclaims beneficial ownership of any shares of Common Stock.

CUSIP No. 156779100                 13G                    Page 7 of 12 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

Item 2(c).     Citizenship:

     Investment Manager is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Ceridian Corporation, common stock, $0.01 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number:
     156779100.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [x] Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),(1)

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

          (g) [x] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),(2)

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,


---------------------------------
(1) With respect to the Investment Manager and the General Partner.
(2) With respect to PS Management and Mr. Ackman.

CUSIP No. 156779100                  13G                   Page 8 of 12 Pages

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[ ]

Item 4.   Ownership.

         A. Pershing Square Capital Management, L.P.

              (a) May be deemed to have beneficially owned: 15,724,334 shares of Common Stock.

              (b) Percent of class: 11.3% The percentages used herein and in the rest of Item 4 are calculated based upon the 139,124,108 shares of Common Stock issued and outstanding as of October 31, 2006 as reflected in the Company's Form 10-Q, dated November 11, 2006.

              (c) Number of shares as to which such person may be deemed to have:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 15,724,334
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:
                    15,724,334

         B. PS Management GP, LLC

              (a) May be deemed to have beneficially owned: 15,724,334 shares of Common Stock.

              (b) Percent of class: 11.3%

              (c) Number of shares as to which such person may be deemed to have:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 15,724,334
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:15,724,334

         C. Pershing Square GP, LLC

              (a) May be deemed to have beneficially owned: 7,128,122 shares of
                  Common Stock.

              (b) Percent of class: 5.1%

              (c) Number of shares as to which such person may be deemed to have:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 7,128,122
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 7,128,122

         D. William A. Ackman

              (a) May be deemed to have beneficially owned: 15,724,334 shares of Common Stock.

CUSIP No. 156779100                  13G                   Page 9 of 12 Pages

              (b) Percent of class: 11.3%

              (c) Number of shares as to which such person may be deemed to have:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 15,724,334
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition:15,724,334

CUSIP No. 156779100                 13G                   Page 10 of 12 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

         Investment Manager, in its capacity as the investment advisor to Pershing Square, Pershing Square II, and Pershing Square International, has the power to direct the investment activities of each of Pershing Square, Pershing Square II, and Pershing Square International. PS Management is the general partner of the Investment Manager. The General Partner, in its capacity as the general partner to Pershing Square and Pershing Square II, has the power to direct the investment activities of each of Pershing Square and Pershing Square
II. Each of the Investment Manager and the General Partner is a registered investment advisor under the Investment Advisors Act of 1940. Mr. Ackman is the managing member of each of PS Management and the General Partner.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 156779100                13G                    Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 20, 2006

                               PERSHING SQUARE CAPITAL MANAGEMENT, LP.
                               By:     PS Management GP, LLC,
                                       its General Partner


                               By:     /s/ William A. Ackman
                                       --------------------------
                                       William A. Ackman,
                                       Managing Member

                               PS MANAGEMENT GP, LLC


                               By:     /s/ William A. Ackman
                                       --------------------------
                                       William A. Ackman,
                                       Managing Member

                               PERSHING SQUARE GP, LLC


                               By:     /s/ William A. Ackman
                                       --------------------------
                                       William A. Ackman,
                                       Managing Member

                               WILLIAM A. ACKMAN

                                       /s/ William A. Ackman
                                       --------------------------

CUSIP No. 156779100                13G                    Page 12 of 12 Pages

                                 EXHIBIT 1

                         JOINT FILING STATEMENT
                          PURSUANT TO RULE 13d-1(k)


           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. Each of the undersigned acknowledges that each shall be responsible individually for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.


DATED:  December 20, 2006     PERSHING SQUARE CAPITAL MANAGEMENT, LP.
                              By:     PS Management GP, LLC,
                                      its General Partner


                              By:     /s/ William A. Ackman
                                      --------------------------
                                      William A. Ackman,
                                      Managing Member

                              PS MANAGEMENT GP, LLC


                              By:     /s/ William A. Ackman
                                      --------------------------
                                      William A. Ackman,
                                      Managing Member

                              PERSHING SQUARE GP, LLC


                              By:     /s/ William A. Ackman
                                      --------------------------
                                      William A. Ackman,
                                      Managing Member

                              WILLIAM A. ACKMAN

                              /s/ William A. Ackman
                              --------------------------